For Immediate Release

PEACE ARCH® ENTERTAINMENT PROVIDES UPDATE REGARDING THE FILING OF ITS ANNUAL FINANCIAL INFORMATION

TORONTO – July 17, 2009 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) today provided an update with respect to the Company’s filing of its audited financial statements for the year ended August 31, 2008.

As announced in December 2008, the Company’s Board of Directors appointed a Special Committee to investigate certain transactions involving the Company and third-party production companies and sub-distributors during fiscal years 2006 through 2008. Despite its best efforts, the Company has been unable to obtain from these third parties all of the financial information required to satisfy the Special Committee and the Company’s auditors as to the exact nature of and accounting for these transactions. Because the third-party production companies were previously determined to be variable interest entities whose results the Company is required to consolidate, the Company’s inability to obtain the necessary financial information has prevented the Company from finalizing its annual financial statements for the year ended August 31, 2008, and its quarterly statements for the periods ending November 30, 2008, February 28, 2009, and May 31, 2009.

Peace Arch CEO John Flock said, “We are taking all the steps we can reasonably take to obtain from these third parties the information we need to finalize our statements. We are discussing with our auditors the Company’s alternatives in the event we are ultimately unable to obtain that information. Based on the information available to us today, we expect to file our fiscal 2008 statements by August 31, 2009, at which time we will also file amended statements for fiscal 2006 and 2007. In the meanwhile, we are working with NYSE Amex and the Toronto Stock Exchange in order to ensure that our shares continue to trade in the public market, and we are confident that we will be able to satisfy their requirements in a timely manner.”

On December 18, 2008, the Ontario Securities Commission (“OSC”) issued a cease trade order for the trading of the Company’s shares in Canada due to the Company’s failure to file its annual financial statements for the year ended August 31, 2008. That cease trade order remains in effect.

On May 15, 2009, the NYSE Amex LLC (the “Exchange”) granted the Company an extension until June 30, 2009 to file with the Securities and Exchange Commission its Annual Report on Form 20-F for the year ended August 31, 2008 (the “Form 20-F”). The Company was unable to meet the June 30 deadline because its financial statements are not yet complete for the reasons noted above. The Company requested a further extension from the Exchange in order to allow the Special Committee to conclude its investigation and the Company to file its statements. The Exchange agreed to consider the Company’s request, but the Company’s failure to file its Form 20-F could result in the Exchange initiating delisting proceedings.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films and television content for distribution to worldwide markets. The Company’s award winning drama “The Tudors” airs on Showtime in the United States and the CBC in Canada, and its lifestyle series “Last 10 Pounds Boot Camp” and “Bulging Brides” both air on The Fine Living Network in the U.S. and Slice in Canada. Peace Arch’s recent feature film releases include “The Mysteries of Pittsburgh” starring Jon Foster, Peter Sarsgaard, Sienna Miller, Mena Suvari and Nick Nolte and “JCVD” starring Jean Claude Van Damme. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, that the corresponding restatement of the Company’s financial statements may change based upon the Audit or Special Committee’s ongoing analysis, that the Company’s ability to file required reports timely with the Securities and Exchange Commission and Canadian securities regulators will be impaired, that potential claims or proceedings may arise relating to such matters, that the Audit or Special Committee in consultation with the Company’s independent auditors will determine that the proper accounting differs from the accounting treatment upon which the assumptions and forward looking statements in this release are based and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission and with the Canadian securities regulators. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

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Contact:

John Flock

Chief Executive Officer

Peace Arch Entertainment Group Inc.

310.776.7200

Email: jflock@peacearch.com